UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of  December 31, 2015 and 2014

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

INDEPENDENT AUDITOR’S REPORT

(A free translation form the original prepared in Spanish)

Santiago, February 29, 2016

To the Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and its subsidiaries, which include the consolidated statements of financial position as of December 31, 2015 and 2014, the consolidated statements of income, comprehensive income, statements of changes in equity and statements of cash flows for the year then ended and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with instructions and standards of preparation and presentation of information issued by the Superintendence of Securities and Insurance as described in Note 2 to the consolidated financial statements. This responsibility includes the design, implementation and maintenance of relevant internal control to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Consequently, we do not express such an opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2015 and 2014, the results of its operations and cash flows for the year then ended in accordance with instructions and standards of preparation and presentation of information issued by the Superintendence of Securities and Insurance as described in Note 2.

Accounting Basis

As described in Note 2 to the consolidated financial statements, on October 17, 2014, the Superintendence of Securities and Insurance issued the Circular Letter No. 856, instructing recording against equity the differences on deferred tax assets and liabilities arising as a direct effect of the increase in the income tax rate introduced by Law 20,780. This fact made a change in the framework of preparation and presentation of financial information applied to that date, which corresponded to the International Financial Reporting Standards.

Even though the consolidated statements of income, comprehensive income and the related consolidated statements of changes in equity for the years ended on December 31, 2015 and 2014 were prepared on the same basis of accounting, the record of the effect of deferred tax assets and liabilities in the income statement are not comparative as explained in the preceding paragraph. The effects of the change in accounting framework in the figures of the year 2014, which are presented for comparative purposes, are explained in Note 10.1. Our opinion is unchanged in regard on this issue.

Sergio Tubio L.	PRICEWATERHOUSE COOPERS
ID:21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	5	129,160,939	79,514,434
Other financial assets	6	87,491,931	106,577,042
Other non-financial assets	7.1	8,686,156	7,787,181
Trade and other accounts receivable, net	8	176,385,836	198,110,424
Accounts receivable from related parties	12.1	4,610,500	5,994,453
Inventories	9	133,333,253	149,727,618
Current tax assets	10.2	7,741,241	6,025,049
Total Current Assets		547,409,856	553,736,201

Non-Current Assets:
Other financial assets	6	181,491,527	51,026,773
Other non-financial assets	7.2	18,289,901	33,056,780
Trade and other receivables	8	5,931,999	7,097,809
Accounts receivable from related parties	12.1	14,732	24,752
Investments accounted for under the equity method	14.1	54,190,546	66,050,213
Intangible assets other than goodwill	15.1	665,666,655	728,181,279
Goodwill	15.2	95,835,936	116,924,199
Property, plant and equipment	11.1	640,529,872	713,075,285
Total Non-Current Assets		1,661,951,168	1,715,437,090
Total Assets		2,209,361,024	2,269,173,291

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND EQUITY	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$
LIABILITIES

Current Liabilities:
Other financial liabilities	16	62,217,688	83,402,440
Trade and other accounts payable	17	212,526,368	228,179,112
Accounts payable to related parties	12.2	48,652,827	55,966,789
Provisions	18	326,093	365,832
Income taxes payable	10.3	7,494,832	2,931,206
Employee benefits current provisions	13	31,790,759	27,746,745
Other non-financial liabilities	19	17,565,643	11,620,303
Total Current Liabilities		380,574,210	410,212,427

Non-Current Liabilities:
Other financial liabilities	16	765,299,344	726,616,440
Trade and other payables	17	9,303,224	1,216,434
Provisions	18	63,975,724	77,446,513
Deferred income tax liabilities	10.5	130,201,701	126,126,147
Post-employment benefit liabilities	13	8,230,030	8,125,107
Other non-financial liabilities	19	242,491	432,490
Total Non-Current Liabilities		977,252,514	939,963,131

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		274,755,431	247,817,939
Other reserves		284,980,830	378,738,982
Equity attributable to equity holders of the parent		830,473,835	897,294,495
Non-controlling interests		21,060,465	21,703,238
Total Equity		851,534,300	918,997,733
Total Liabilities and Equity		2,209,361,024	2,269,173,291

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function for the years ended at December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2015	01.01.2014
	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$

Net sales		1,877,394,256	1,797,199,877
Cost of sales	24	(1,106,706,146)	(1,081,243,408)
Gross Profit		770,688,110	715,956,469
Other income	25	471,569	3,970,623
Distribution expenses	24	(202,490,792)	(187,042,843)
Administrative expenses	24	(352,600,846)	(342,140,932)
Other expenses	26	(21,983,048)	(18,591,271)
Other (loss) gains	28	(6,301,121)	(4,392,105)
Financial income	27	10,118,375	8,655,623
Financial expenses	27	(55,669,217)	(65,081,431)
Share of (loss) profit of investments accounted for using the equity method	14.3	(2,327,829)	1,629,316
Foreign exchange differences		(2,856,370)	(2,675,027)
Loss from differences in indexed financial assets and liabilities		(7,308,343)	(12,461,548)
Net income before income taxes		129,740,488	97,826,874
Income tax expense	10.3	(41,642,562)	(22,019,436)
Net income		88,097,926	75,807,438

Net income attributable to:
Equity holders of the parent		87,863,484	75,490,235
Non-controlling interests		234,442	317,203
Net income		88,097,926	75,807,438

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	20.5	88,40	75,95
Earnings per Series B Share	20.5	97,24	83,55

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended at December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2015	01.01.2014
	12.31.2015	12.31.2014
	ThCh$	ThCh$

Net income	88.097.926	75.807.438
Other Comprehensive Income:
Components of other comprehensive income that are not re-measured to net income for the period, before taxes
Actuarial losses from defined benefit plans	(744,445)	(140,749)
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	(119,212,803)	28,309,535
Gains from cash flow hedges	31,134,391	5,909,129
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	148,877	31,580
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax, related to exchange rate translation differences	4,604,711	663,705
Income tax related to cash flow hedges	(10,172,792)	(2,041,658)
Total comprehensive income	(6,144,135)	108,538,980
Total comprehensive income attributable to:
Equity holders of the parent	(5,894,668)	107,490,550
Non-controlling interests	(249,467)	1,048,430
Total comprehensive income	(6,144,135)	108,538,980

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	87,863,484	87,863,484	234,442	88.097.926
Other comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	—	(93,758,152)	(483,909)	(94.242.061)
Comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	87,863,484	(5,894,668)	(249,467)	(6.144.135)
Dividends	—	—	—	—	—	—	(60,925,992)	(60,925,992)	(393,306)	(61,319,298)
Total changes in equity	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	26,937,492	(66,820,660)	(642,773)	(67,463,433)
Ending balance at 12.31.2015	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	75,490,235	75,490,235	317,203	75.807.438
Other comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	—	32,000,315	731,227	32.731.542
Comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	75,490,235	107,490,550	1,048,430	108.538.980
Dividends	—	—	—	—	—	—	(47,249,946)	(47,249,946)	49,457	(47,200,489)
Other decrease (Note 10)	—	—	—	—	—	—	(23,615,151)	(23,615,151)	(158,195)	(23,773,346)
Total changes in equity	—	28,242,013	3,867,471	(109,169)	—	32,000,315	4,625,138	36,625,453	939,692	37,565,145
Ending balance at 12.31.2014	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2015	01.01.2014
Cash flows provided by Operating Activities	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		2,406,656,125	2,367,485,129
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,569,343,254)	(1,579,575,529)
Payments to employees		(213,532,202)	(191,529,823)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(275,697,786)	(295,650,855)
Dividends received		1,250,000	1,590,675
Interest payments		(57,963,479)	(62,079,744)
Interest received		7,463,013	5,332,755
Income tax payments		(26,322,106)	(23,778,366)
Other cash movements (tax on bank debits Argentina and others)		(7,601,081)	(6,279,811)
Net cash flows generated from Operating Activities		264,909,230	215,514,431
Cash flows used in Investing Activities
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltda.)		—	4,616,752
Cash flow used to acquire non-controlling interests (Capital contribution in Leão Alimentos e Bebidas Ltda.)	14.2	(915,069)	—
Proceeds from sale of property, plant and equipment		1,969,878	2,273,241
Purchase of property, plant and equipment		(112,399,528)	(114,216,855)
Proceeds from other long term assets (term deposits over 90 days)		106,609,849	122,292,893
Purchase of other long term assets (term deposits over 90 days)		(95,008,674)	(186,014,285)
Payments on forward, term, option and financial exchange agreements		(3,387,526)	(702,959)
Receipts from forward, term, option and financial exchange agreements		—	4,975,477
Net cash flows used in Investing Activities		(103,131,070)	(166,775,736)
Cash Flows generated from (used in) Financing Activities
Proceeds from long-term loans obtained		—	1,700,007
Proceeds from short-term loans obtained		89,423,068	106,645,178
Loan payments		(119,814,280)	(157,578,117)
Payments of finance lease liabilities		(3,160,000)	(6,903,487)
Dividend payments by the reporting entity		(54,319,681)	(52,268,909)
Other inflows of cash (Placement and payment of public obligations)		(10,689,484)	61,485,087
Net cash flows generated by (used in) Financing Activities		(98,560,377)	(46,920,241)
Net increase in cash and cash equivalents before exchange differences		63,217,783	1,818,454
Effects of exchange differences on cash and cash equivalents		(13,571,278)	(2,280,146)
Net increase (decrease) in cash and cash equivalents		49,646,505	(461,692)
Cash and cash equivalents — beginning of year	5	79,514,434	79,976,126
Cash and cash equivalents - end of year	5	129,160,939	79,514,434

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017; in Brazil in 2017 and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of December 31, 2015, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1        Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the years ended at December 31, 2015 and 2014.

Consolidated statements of income by function and comprehensive income: For the periods from January 1 to December 31, 2015 and 2014.

Consolidated statements of cash flows: For the periods from January 1 to December 31, 2015 and 2014, using the “direct method”.

Consolidated statements of changes in equity:  For the periods between January 1 and December 31, 2015 and 2014 .

2.2       Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2015 and 2014 were prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”), which take precedence over the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”). The rules and instructions issued by the SVS do not differ from IFRS, except as set forth in the Circular Letter N ° 856, issued by the SVS on October 17, 2014.

Circular letter N°856 issued by the SVS on October 17, 2014, establishes that the differences in assets and liabilities from differed taxes resulting from the increased rate of first category income taxes introduced by Chilean Law N° 20,780 Tax Reform enacted on September 26, 2014 and that resulted for the Company that during the last quarter of 2014 it had to increase net liabilities in ThCh$23,773,346, must be accounted for in the respective period against equity instead of income as prescribed by IFRS 12.  Consequently, Net Income, after applying the Rules and Instructions of the SVS, amounting to ThCh$75,807,438 for the period between January 1 and December 31, would have resulted in a ThCh$52,034,092 gain should IFRS had been applied.

The criteria used and the effects from rate changes resulting from the Chilean tax reform, are discussed in  notes numbers 2.16 and 10 “Income tax and deferred taxes”.

In the annual financial statements as of December 31, 2015, to be used in the preparation of form 20-F to be submitted to the Securities & Exchange Commission, in addition to the financial statements issued for purposes of compliance with the rules and instructions issued by the Chilean Superintendence of Securities and Insurance, the Company will issue financial statements in which the adjustment resulting from the application of the new Chilean tax rates to differences in assets and liabilities from deferred taxes will be accounted for under income in order to fully comply with the International Financial Reporting Standards.

The consolidated financial statements are presented under the historical cost criteria, although modified by the revaluation of certain financial instruments, derivative instruments and investment properties.

Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) consisted of consolidated statements of financial position as of December 31, 2015 and 2014 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two periods then ended.  Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) were then subsequently approved by the Board of Directors during their meeting held on February 29, 2016.

The accompanying English language consolidated financial statements are consistent with the previously issued Spanish language consolidated financial statements.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) and IFRS.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2015 and 2014 and results of operations and cash flows for the years ended December 31, 2015 and 2014. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2015			12-31-2014
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2   Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4           Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5             Foreign currency translation

2.5.1          Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2          Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05

2.5.3          Translate of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentine Peso
Andina Empaques Argentina S.A.	A$Argentine Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6             Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Rango de años
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                                       Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for the purpose of selling it in the short term.  Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2015 and 2014 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:             Inputs for the assets or liabilities that are not based on observable market data information.

During the year ended December 31, 2015, there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific interest expenses directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to be prepared for their forecasted use or sale, are added to the cost of said assets until the period in which the assets are substantially prepared to be used or sold. Indebtedness costs have not been capitalized for the periods ended December 31, 2015 and 2014.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred taxes are calculated pursuant to the balance over temporary differences method which arises between fiscal bases of the assets and liabilities and their book value in the consolidated annual accounts using the tax rates substantially enacted for the years of the reversal of the difference.  Regarding the Tax Reform approved in Chile by Law N° 20,780 of September 26, 2014 and in accordance with Circular Letter N° 856 dated October 17, 2014 issued by the Chilean Superintendence of Securities and Insurance, the effects originated by the rate changes where charged against  equity accounts during the last quarter of 2014.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$77,921,832 at December 31, 2015 (ThCh$62,662,666 at December 31, 2014).

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service which will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from restatement of actuarial variables are recorded within other comprehensive income.

Additionally the Company has retention plans for some officers which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under employee benefits current provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges.

The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum of the period’s earnings established by Chilean Corporate Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                      Impairment of goodwill and intangible assets with indefinite useful lives

Property, plant and equipment is recorded at cost and depreciated based on the straight line method during the useful life of said assets. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2                      Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, interpretations and amendments have been adopted in these consolidated financial statements:

Amendment to IAS 19 “Employee Benefits” regarding defined benefit plans — published November 2013.  This amendment applies to the contributions to the defined benefit plans made by employees or third parties. The purpose of these amendments is to simplify accounting for contributions which are independent of the number of years of service of employees, for example, employee contributions are calculated in accordance with a salary fixed percentage.

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.

IFRS 3 “Business Combinations” — this standard is amended to clarify that the obligation to pay a contingent consideration that complies with the definition of financial instrument is classified as a financial liability or equity based on the definitions of IAS 32 and that every non-equity contingent consideration, financial as well as non-financial, is measured at its fair value on the date of each presentation, with changes in fair value being presented in profit and loss. Consequently, changes are also made to IFRS 9, IAS 37 and IAS 39.  The amendment will be prospectively applied to business combinations acquired on or after July 1, 2014.

IFRS 8 “Operating segments” — The standard is amended to include the requirement to disclose judgments made by management in applying the aggregation criteria to operating segments.  The standard is further amended to require a reconciliation of the segments’ assets to the entity’s assets when assets by segment are reported.

IFRS 13 “Fair value measurement” IASB has amended the base of conclusions of IFRS 13 to clarify that it has not removed the ability to measure short-term accounts receivables and payables if the effect of restatement is immaterial.

IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”- Both standards are amended to clarify how gross value and accumulated depreciation is accounted for when the entity uses the revaluation method.

IAS 24, “Related parties disclosures” — The standard is amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (the “managing entity”)

Improvements to International Financial Reporting Standards (2013) Issued in December 2013..

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied.

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2015 period, for which no early adoption has been adopted are as follow:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” — Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39. This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013.

01/01/2018

IFRS 15 “Revenues from contracts with customers” — Published in May 2014. It sets the principles that should be applied by an entity for the presentation of useful information to financial statements users regarding the nature, amount, opportunity and uncertainty of revenues and cash flows from contracts with customers. The base principal is that an entity will recognize revenues that represent the transfer of goods or services committed to customers in an amount that reflects the consideration to which the entity expects to have a right to in exchange for those goods or services. Its application replaces IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services. Early application is allowed.

01/01/2018

IFRS 14 “Regulatory deferral accounts” — Published in January 2014. Interim standard regarding accounting of certain balances from activities with regulated prices or rates (“regulatory deferral accounts”). This standard is applicable only to those entities that apply IFRS 1 as first time adopters of IFRS.

01/01/2018

IFRS 16 “Leases” — Published in January 2016, it replaces the current guidelines of IAS 17. Some fundamental changes of the new IFRS 16 are related to the following: Lessees are required to record a lease liability reflecting payments of future leases and a “right to use the asset” for almost “all of the lease agreements; for lessors accounting remains the same.
An optional exception is included for some short-term leases and for the lease of assets of a lower value that can be applied by the lessees.
Early adoption is allowed if IFRS 15 is also applied.

01/01/2019

Amendments and improvements	Mandatory for the years beginning from

IFRS 11 “Joint arrangements” — regarding the acquisition of ownership in a joint operation — Published in May 2014- This amendment incorporates a guideline to the standard regarding how to account the acquisition of an ownership of a joint operation that constitutes a business, specifying how these acquisitions shall be accordingly treated.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and those of IAS 28 in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a complete gain or loss is recognized when a transaction involves a business (within a subsidiary or not) and a partial earning or loss when the transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in December 2014. The amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available to group structure entities that include investment entities. Amendment to IAS 28 allows an option of accounting policy in the application of the equity method to a non-investment entity that participates in an associate of joint venture of an investment entity. The entity may choose to keep the fair value measurement applied by the associate or joint venture that is an investment entity, or instead, consolidate with the investment entity (associate or joint venture).

01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements” Published in December 2014. The amendment clarifies the guidance on the application of IAS 1 on materialness, aggregation, presentation of sub-totals, financial statements structure and disclosure of accounting policies. The amendments are part of IASB’s Disclosure Initiatives.

01/01/2016

IFRS 7 “Financial instruments: disclosures.” There are two amendments to IFRS 7: (1) Servicing contracts: if an entity transfers a financial asset to a third party under conditions that will allow the transferee to write off the asset, IFRS 7 requires to disclose all continuing involvement that the entity may have in the transferred assets. IFRS 7 gives guidance on the meaning of continuing involvement in this context. The

01/01/2016

amendment is prospective with an option of a retroactive application. This also affects IFRS 1 in order to grant the same option to first-time users of IFRS. (2)Interim financial statements: the amendment clarifies that the additional disclosures required by the amendments to IFRS 7, “Compensation of financial assets and financial liabilities” are not specifically required for the interim periods, unless required by IAS 34. The amendment is retroactive.

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated. The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country. Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting” The amendment clarifies the meaning of “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information. The amendment is retroactive.

01/01/2016

Company management is analyzing the effect on the Company’s consolidated financial statements of the adoption of the previously mentioned new standards, amendments and interpretations, especially IFRS 9 Financial Instruments, IFRS 15 Revenues form customer contracts and IFRS 16 Leases.

NOTE 3 — BUSINESS COMBINATIONS

Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company  Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

Transaction costs of ThCh$ 578,864 were charged to results at the time they were incurred, and were recorded as other expenses within the Company’s consolidated income statement.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to the available production capacity.  Goodwill has been assigned to the Company’s cash generating unit in Brazil for an amount of ThCh$55,255,194 and it is expected that goodwill may be tax deductible for tax income purposes.

During 2014, and using the guidelines in IFRS 3 “Business Combinations” that allows to adjust values assigned to an acquisition resulting from knowledge of new information not available at the time of initial recognition, there has been a decrease in the value for the provisions for the contingencies from Sociedad Brasilera Compañía de Bebidas Ipiranga for lawsuits that already existed at the date of acquisition for an amount of ThCh$442,977, a value of ThCh$292,365 net of taxes was assigned to the goodwill of that acquisition.

The condensed income statement of Companhia de Bebidas Ipiranga for the period October 11, 2013 to Deceber 31, 2013 is as follows:

Million$

Net sales	49,336
Income before taxes	4,764
Net income	5,366

Embotelladora Andina S.A.’s proforma condensed income statement at December 31, 2013, as if the acquisition would have occurred on January 1, 2013 is as follows:

(Unaudited)
Million$

Net sales	1,640,705
Income before taxes	111,320
Net income	86,423

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s  strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenues associated with the Corporate Office were assigned to the operation in Chile since Chile is the country that manages and pays for corporate expenses, which also are substantially incurred independently from the existence of foreign susbsidiaries.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2015	Chile Operation	Argentina Operation	Brazil Operatio	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	514,732,596	627,258,138	607,047,782	130,039,400	(1,683,660)	1,877,394,256
Cost of sales	(309,387,177)	(351,139,902)	(369,212,113)	(78,650,614)	1,683,660	(1,106,706,146)
Distribution expenses	(51,642,087)	(97,485,454)	(46,571,390)	(6,791,861)	—	(202,490,792)
Administrative expenses	(105,959,018)	(115,611,438)	(109,802,964)	(21,227,426)	—	(352,600,846)
Finance income	1,859,795	1,669,559	6,239,526	349,495	—	10,118,375
Finance expense	(16,699,299)	(3,916,370)	(35,021,529)	(32,019)	—	(55,669,217)
Interest expense, net	(14,839,504)	(2,246,811)	(28,782,003)	317,476	—	(45,550,842)
Share of the entity in income of associates accounted for using the equity method, total	777,620	—	(3,105,449)	—	—	(2,327,829)
Income tax expense	(14,949,823)	(16,740,817)	(6,887,666)	(3,064,256)	—	(41,642,562)
Other income (loss)	(15,363,727)	(9,902,996)	(10,809,496)	(1,901,094)	—	(37,977,313)
Net income of the segment reported	3,368,880	34,130,720	31,876,701	18,721,625	—	88,097,926

Depreciation and amortization	40,083,270	21,171,806	26,572,048	12,805,208	—	100,632,332

Current assets	256,380,151	111,228,338	145,809,121	33,992,246	—	547,409,856
Non current assets	668,605,326	102,027,611	631,923,188	259,395,043	—	1,661,951,168
Segment assets, total	924,985,477	213,255,949	777,732,309	293,387,289	—	2,209,361,024

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,793,784	—	36,396,762	—	—	54,190,546
Capital expenditures and other	50,042,740	30,056,170	25,745,746	7,469,941	—	113,314,597

Current liabilities	81,766,688	113,185,338	164,173,404	21,448,780	—	380,574,210
Non-current liabilities	571,635,493	6,708,979	381,506,922	17,401,120	—	977,252,514
Segment liabilities, total	653,402,181	119,894,317	545,680,326	38,849,900	—	1,357,826,724

Cash flows provided by in Operating Activities	105,897,100	83,290,552	66,272,643	9,448,935	—	264,909,230
Cash flows used in Investing Activities	(40,431,754)	(28,732,653)	(29,150,493)	(4,816,170)	—	(103,131,070)
Cash flows provided by (used in) Financing Activities	(50,804,304)	(15,529,951)	(31,576,973)	(649,149)	—	(98,560,377)

For the period ended December 31, 2014	Chile Operation	Argentina Operation	Brazil Operatio	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	492,071,540	461,002,788	715,728,299	129,495,976	(1,098,726)	1,797,199,877
Cost of sales	(296,893,869)	(265,287,659)	(440,654,978)	(79,505,628)	1,098,726	(1,081,243,408)
Distribution expenses	(50,807,225)	(74,059,744)	(55,131,215)	(7,044,659)	—	(187,042,843)
Administrative expenses	(101,676,504)	(87,897,233)	(130,689,621)	(21,877,574)	—	(342,140,932)
Finance income	3,453,892	240,844	4,680,739	280,148	—	8,655,623
Finance expense	(16,939,606)	(8,416,222)	(39,454,670)	(270,933)	—	(65,081,431)
Interest expense, net	(13,485,714)	(8,175,378)	(34,773,931)	9,215	—	(56,425,808)
Share of the entity in income of associates accounted for using the equity method, total	225,908	—	1,403,408	—	—	1,629,316
Income tax expense	(4,880,678)	(5,904,815)	(8,959,990)	(2,273,953)	—	(22,019,436)
Other income (loss)	(21,101,524)	(5,814,509)	(6,900,864)	(332,431)	—	(34,149,328)
Net income of the segment reported	3,451,934	13,863,450	40,021,108	18,470,946	—	75,807,438

Depreciation and amortization	38,707,146	18,372,306	32,702,078	13,185,395	—	102,966,925

Current assets	252,116,763	100,705,367	165,690,695	35,223,376	—	553,736,201
Non current assets	640,425,454	126,044,044	664,110,834	284,856,758	—	1,715,437,090
Segment assets, total	892,542,217	226,749,411	829,801,529	320,080,134	—	2,269,173,291
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,684,657	—	48,365,556	—	—	66,050,213
Capital expenditures and other	45,109,547	25,724,227	30,280,491	13,102,590	—	114,216,855
Current liabilities	86,641,700	125,942,946	172,228,688	25,399,093	—	410,212,427
Non-current liabilities	527,235,725	15,151,169	379,280,707	18,295,530	—	939,963,131
Segment liabilities, total	613,877,425	141,094,115	551,509,395	43,694,623	—	1,350,175,558

Cash flows provided by in Operating Activities	84,409,260	31,798,589	76,107,895	23,198,687	—	215,514,431
Cash flows used in Investing Activities	(100,090,488)	(25,297,402)	(25,663,739)	(15,724,107)	—	(166,775,736)
Cash flows provided by (used in) Financing Activities	(2,382,266)	(11,603,894)	(31,087,316)	(1,846,765)	—	(46,920,241)

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2015 and 2014:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
By item
Cash	633,010	595,442
Bank balances	28,208,845	13,931,375
Time deposits	11,621,566	13,159,563
Mutual funds	88,697,518	51,828,054
Total cash and cash equivalents	129,160,939	79,514,434

By currency	ThCh$	ThCh$
Dollar	13,598,302	5,747,745
Euro	1,859	15
Argentine Peso	27,168,042	1,317,489
Chilean Peso	35,545,272	17,708,037
Paraguayan Guaraní	9,631,669	9,385,359
Brazilian Real	43,215,795	45,355,789
Total cash and cash equivalents	129,160,939	79,514,434

5.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2015 and  2014:

Placement	Institution	Currency	Principal	Annual rate	12.31.2015
			ThCh$	%	ThCh$

11-11-2015	Banco HSBC	Chilean pesos	6,900,000	0.37%	6,941,975
12-31-2015	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	2,952,717	4.00%	2,952,717
12-31-2015	Banco Galicia	US$Dollars	1,420,320	2.80%	1,420,425
12-03-2015	Banco Santander Rio	Argentinean pesos	136,150	25.75%	138,852
12-14-2015	Banco Santander Rio	Argentinean pesos	92,582	26.32%	93,748
12-11-2015	Banco Industrial	Argentinean pesos	70,798	27.00%	71,865
12-09-2015	Banco Galicia	Argentinean pesos	1,943	0.37%	1,984
Total					11,621,566

Placement	Institution	Currency	Principal	Annual rate	12.31.2014
			ThCh$	%	ThCh$
11-28-2014	Banco de Chile	Chilean pesos	3,800,000	3.60	3,810,980
11-28-2014	Banco Santander	Chilean pesos	2,500,000	3.72	2,508,525
12-31-2014	Banco Regional S.A.E.C.A.	Paraguayan guaranies	4,218,542	4.00	4,218,542
12-19-2014	Banco Citibank NA	Paraguayan guaranies	1,310,758	4.75	1,310,758
12-19-2014	Banco Itaú Paraguay S.A.	Paraguayan guaranies	1,310,758	4.50	1,310,758
Total					13,159,563

5.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2015	12.31.2014
	ThCh$	ThCh$
Mutual Fund Corporativo Banchile — Chile	15,629,654	7,006,132
Mutual Fund Santander — Brasil	11,457,193	—
Mutual Fund Soberano Banco Itaú — Brasil	17,719,483	41,354,014
Fund Fima Ahorro Plus C	12,561,861	—
Fund Fima Ahorro Pesos C	12,572,400	—
Mutual Fund Bradesco — Brasil	10,686,106	—
Western Assets Institutional Cash Reserves — USA	7,454,378	3,313,647
Mutual Fund Wells Fargo — USA	180,549	154,261
Fund Fima Premium B	435,894	—

Total mutual funds	88,697,518	51,828,054

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2015 and  2014, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current year 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
05-15-2015	02-11-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,000,000	1.15%	4,159,405
05-15-2015	02-11-2016	Banco Itaú - Chile	Unidad de fomento	3,500,000	0.94%	3,634,643
05-15-2015	02-11-2016	Banco de Chile - Chile	Unidad de fomento	3,500,000	0.85%	3,632,554
06-03-2015	01-15-2016	Banco Itaú - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	01-15-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	1.00%	5,172,585
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
09-01-2015	05-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	0.01%	3,051,493
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	4,000,000	0.26%	4,072,077
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	6,000,000	0.26%	6,108,115
09-30-2015	08-31-2016	Banco BTG Pactual- Chile	Unidad de fomento	2,000,000	0.65%	2,025,626
11-11-2015	09-09-2016	Banco de Chile - Chile	Unidad de fomento	2,750,000	1.61%	2,766,439
11-11-2015	10-07-2016	Banco Itaú - Chile	Unidad de fomento	5,500,000	1.83%	5,534,564
06-03-2015	08-09-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,350,000	1.30%	4,508,016
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,096,637
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,887,391
07-20-2015	08-09-2016	Banco Estado - Chile	Unidad de fomento	3,400,000	0.36%	3,485,387
09-30-2015	10-07-2016	Banco BTG Pactual- Chile	Unidad de fomento	3,700,000	0.89%	3,749,703
09-30-2015	10-07-2016	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,749,320

Subtotal						87,491,453

12.31.2015
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	478

Total other current financial assets	87,491,931

b)             Non current 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
03-16-2015	03-16-2017	Banco Votoratim	$R	15,358	8.82%	17,221

Sub Total						17,221

		12.31.2015
		ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)		181,474,306
Total other non-current financial assets	Total	181,491,527

c)              Current 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2014
				ThCh$	%	ThCh$
08-14-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	4,500,000	1.65%	4,632,134
08-14-2014	02-13-2015	Banco de Chile - Chile	Unidad de fomento	4,500,000	1.25%	4,625,025
08-14-2014	02-13-2015	Banco Estado - Chile	Unidad de fomento	4,500,000	1.15%	4,623,248
08-19-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	5,480,000	1.45%	5,633,637
08-29-2014	08-31-2015	Banco Itaú - Chile	Unidad de fomento	6,000,000	0.60%	6,143,820
08-29-2014	08-31-2015	Banco Santander - Chile	Unidad de fomento	6,000,000	0.70%	6,145,932
09-26-2014	05-13-2015	Banco Santander - Chile	Unidad de fomento	8,950,000	0.15%	9,127,301
09-26-2014	09-30-2015	Banco HSBC - Chile	Unidad de fomento	8,950,000	0.54%	9,136,789
10-07-2014	09-24-2015	Banco de Chile - Chile	Unidad de fomento	4,650,000	0.35%	4,738,930
11-06-2014	08-13-2015	Banco de Chile - Chile	Unidad de fomento	4,000,000	1.60%	4,053,000
11-06-2014	11-12-2015	Banco Santander - Chile	Unidad de fomento	4,000,000	1.58%	4,052,877
11-06-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.47%	4,052,197
12-10-2014	08-13-2015	Banco Santander - Chile	Unidad de fomento	6,580,000	3.28%	6,592,590
12-10-2014	05-13-2015	Banco Itaú - Chile	Unidad de fomento	3,290,000	3.87%	3,297,427
12-12-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	400,000	3.50%	400,739
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	4,100,000	3.86%	4,105,275
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	3,500,000	3.59%	3,504,188
12-26-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	2,000,000	2.75%	2,000,764
12-29-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	4,750,000	2.81%	4,750,742
12-30-2014	10-27-2015	Banco de Chile - Chile	Unidad de fomento	3,500,000	2.55%	3,500,248
11-28-2014	03-02-2015	Banco Citibank NA - Paraguay	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-28-2014	03-02-2015	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-03-2014	01-02-2015	Banco Galicia - Argentina	Argentine pesos (1)	366,130	20.75%	366,130
11-05-2014	01-05-2015	Banco HSBC - Argentina	Argentine pesos (1)	148,668	20.00%	148,668
11-07-2014	01-06-2015	Banco Galicia - Argentina	Argentine pesos (1)	365,348	20.75%	365,348
11-17-2014	01-16-2015	Banco Industrial - Argentina	Argentine pesos (1)	291,128	22.00%	291,128
12-17-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	152,652	21.00%	152,652
11-21-2014	01-20-2015	Banco Galicia - Argentina	Argentine pesos (1)	304,783	20.75%	304,783
12-09-2014	02-09-2015	Banco Santander Río - Argentina	Argentine pesos (1)	349,255	20.90%	349,255
12-16-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	370,189	21.00%	370,189
12-19-2014	02-18-2015	Banco Santander Río - Argentina	Argentine pesos (1)	383,087	20.90%	383,087
12-22-2014	02-18-2015	Banco ICB - Argentina	Argentine pesos (1)	160,501	20.00%	160,501
12-29-2014	02-27-2015	Banco Santander Río - Argentina	Argentine pesos (1)	211,092	20.90%	211,092

Subtotal						100,841,212

(1)             Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

12.31.2014
ThCh$
Mutual funds
Banco Crédito e Inversiones - Chile	23,514
Western Assets Institutional Cash Reserves - USA	1,107,579
1,131,093
Bonds
Bonds Provincia Buenos Aires - Argentina	3,584

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (1)	1,729,820

Derivative futures contracts
Derivative futures contracts (see note Note 21)	2,871,333

Total other current financial assets	106,577,042

(1)         Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

d)             Non-current 2014

12.31.2014
ThCh$
Time Deposits
Banco Votorantim	19,533
19,533

Derivative futures contracts
Derivative futures contracts (see note Note 21)	51,007,240
Total other non-current financial assets	51,026,773

NOTE 7 —     CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Prepaid expenses	7,311,951	6,231,687
Fiscal credits	468,574	1,466,228
Prepaid insurance (Argentine)	47,023	9,924
Other current assets	858,608	79,342
Total	8,686,156	7,787,181

Note 7.2   Other non-current, non-financial assets

Description	12,31,2015	12,31,2014
	ThCh$	ThCh$
Judicial deposits (see note 22.2)	11,127,988	22,717,093
Prepaid expenses	3,408,763	5,624,838
Fiscal credits	3,060,733	4,409,561
Others	692,417	305,288
Total	18,289,901	33,056,780

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2015			12.31.2014
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	147,949,551	(4,276,100)	143,673,451	164,026,718	(7,028,207)	156,998,511
Other current debtors	24,881,812	(939,201)	23,942,611	30,963,659	—	30,963,659
Current commercial debtors	172,831,363	(5,215,301)	167,616,062	194,990,377	(7,028,207)	187,962,170
Prepayments suppliers	6,777,567	—	6,777,567	6,017,624	—	6,017,624
Other current accounts receivable	2,042,131	(49,924)	1,992,207	4,189,001	(58,371)	4,130,630
Commercial debtors and other current accounts receivable	181,651,061	(5,265,225)	176,385,836	205,197,002	(7,086,578)	198,110,424

Non-current accounts receivable
Trade debtors	95,413	—	95,413	100,105	—	100,105
Other non-current debtors	5,836,586	—	5,836,586	6,997,704	—	6,997,704
Non-current accounts receivable	5,931,999	—	5,931,999	7,097,809	—	7,097,809
Trade and other receivable	187,583,060	(5,265,225)	182,317,835	212,294,811	(7,086,578)	205,208,233

Aging of debtor portfolio	Number of clients	12.31.2015	Number of clients	12.31.2014
		ThCh$		ThCh$
Up to date non-securitized portfolio	7,433	61,153,091	25,834	59,916,856
1 and 30 days	66,511	82,344,857	63,235	92,184,412
31 and 60 days	705	1,760,954	583	1,309,832
61 and 90 days	344	675,559	396	420,965
91 and 120 days	316	147,289	334	481,396
121 and 150 days	233	180,617	210	353,768
151 and 180 days	194	172,041	197	207,522
181 and 210 days	476	297,653	306	568,956
211 and 250 days	241	91,308	199	548,469
More than 250 days	1,522	1,221,595	1,248	8,134,647
Total	77,975	148,044,964	92,542	164,126,823

	12.31.2015	12.31.2014
	ThCh$	ThCh$
Current comercial debtors	147,949,551	164,026,718
Non-current comercial debtors	95,413	100,105
Total	148,044,964	164,126,823

The movement in the allowance for doubtful accounts between January 1 and December 31, 2015 and 2014, are presented below:

	12.31.2015	12.31.2014
	ThCh$	ThCh$
Opening balance	7,086,578	2,678,879
Bad debt expense	5,762,634	4,459,276
Provision application	(6,992,793)	(35,827)
Change due to foreign exchange differences	(591,194)	(15,750)
Movement	(1,821,353)	4,407,699
Ending balance	5,265,225	7,086,578

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Raw materials	80,466,928	74,691,675
Finished goods	26,378,890	47,894,403
Spare parts and supplies	26,082,728	26,213,284
Work in progress	761,923	289,740
Other inventories	1,438,231	3,039,477
Obsolescence provision (1)	(1,795,447)	(2,400,961)
Total	133,333,253	149,727,618

The cost of inventory recognized as cost of sales is ThCh$ 1,106,706,146 and ThCh$ 1,081,243,408 at December 31, 2015 and 2014, respectively.

(1)             The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

10.1                                Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future General Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

•                  Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on December 31, 2014, according to Circular Letter N° 856 of the SVS with a charge to accumulated earnings, amounting to a total of ThCh$23,615,151.

10.2                                Current tax assets

Current tax payables correspond to the following items:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Monthly provisional payments	7,506,564	5,727,642
Tax credits (1)	234,677	297,407
Total	7,741,241	6,025,049

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.3                                Current tax liabilities

Current tax payables correspond to the following items

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Income tax expense	7,494,832	2,931,206
Total	7,494,832	2,931,206

10.4                                Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2015 and 2014 are detailed as follows:

Item	12.31.2015	12.31.2014
	ThCh$	ThCh$
Current income tax expense	33,322,550	16,313,855
Adjustment to current income tax from the previous fiscal year	(117,316)	(547,549)
Withholding tax expense foreign subsidiaries	7,027,661	4,848,794
Property tax expense	1,212,398	784,742
Other tax expense (income)	—	(220,675)
Current income tax expense	41,445,293	21,179,167
Income (expense) for the creation and reversal of current tax difference	197,269	840,269
Expense (income) for deferred taxes	197,269	840,269
Total income tax expense	41,642,562	22,019,436

10.5                                Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below

	12.31.2015		12.31.2014
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,811,306	46,043,942	1,825,735	50,035,641
Obsolescence provision	1,722,802	—	1,789,886	—
Employee benefits	3,327,490	—	3,092,399	—
Post-employment benefits	102,742	1,207,337	82,299	798,459
Tax loss carried-forwards (1)	10,313,066	—	12,301,624	—
Tax Goodwill Brazil	34,538,542	—	51,257,770	—
Contingency provision	29,778,445	—	29,553,200	—
Foreign exchange differences (2)	—	9,600,022	—	2,612,804
Allowance for doubtful accounts	437,113	—	977,330	—
Coca-Cola incentives (Argentina)	1,882,260	—	1,892,625	—
Assets and liabilities for placement of bonds	—	806,980	—	809,091
Lease liabilities	2,021,092	—	2,233,827	—
Inventories	2,512,725	—	1,285,918	—
Distribution rights	—	161,331,490	—	178,308,862
Others	637,737	297,250	454,312	308,215
Subtotal	89,085,320	219,287,021	106,746,925	232,873,072
Total pasivo neto	—	130,201,701	—	126,126,147

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A., for ThCh$ 9,960,263 and other smaller subsidiaries in Chile for ThCh$ 352,803. In Chile tax losses have no expiration date.

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

10.6                                Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2015	12.31.2014
	ThCh$	ThCh$

Opening Balance	126,126,147	105,537,484
Increase (decrease) in deferred tax	9,474,186	(4,931,757)
Increase resulting from Tax Reform rates	—	23,334,999
Decrease due to foreign currency translation	(5,398,632)	2,185,421
Movements	4,075,554	20,588,663
Ending balance	130,201,701	126,126,147

10.7                                Distribution of domestic and foreign tax expense

For the years ended December 31, 2015 and 2014, domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2015	12.31.2014
	ThCh$	ThCh$
Current income taxes
Foreign	(36,438,137)	(15,058,221)
Domestic	(5,007,156)	(6,120,946)
Current income tax expense	(41,445,293)	(21,179,167)

Deferred income taxes
Foreign	9,745,398	(2,080,538)
Domestic	(9,942,667)	1,240,269
Deferred income tax expense	(197,269)	(840,269)
Income tax expense	(41,642,562)	(22,019,436)

10.8                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2015	12.31.2014
	ThCh$	ThCh$
Net income before taxes	129,740,488	97,826,874
Tax expense at legal rate ( 22,5%)	(29,191,610)	—
Tax expense at legal rate ( 21,0%)	—	(20,543,643)
Effect of a different tax rate in other jurisdictions	(8,161,392)	(6,916,744)

Permanent differences:
Non-taxable revenues	11,778,290	16,795,943
Non-deductible expenses	(7,945,107)	(7,336,011)
Tax effect of tax provided in excess of prior period	117,316	(254,185)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(8,240,059)	(3,764,796)
Adjustments to tax expense	(4,289,560)	5,440,951

Tax expense at effective rate	(41,642,562)	(22,019,436)
Effective rate	32,1%	22,5%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2015	2014
Chile	22,5%	21%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	34,625,004	25,522,059	—	—	34,625,004	25,522,059
Land	86,898,529	76,957,848	—	—	86,898,529	76,957,848
Buildings	209,625,725	223,273,615	(50,150,795)	(51,215,168)	159,474,930	172,058,447
Plant and equipment	432,853,976	489,218,564	(229,474,042)	(235,979,731)	203,379,934	253,238,833
Information technology	17,189,199	17,527,911	(12,868,543)	(12,706,055)	4,320,656	4,821,856
Fixed facilities and accessories	32.882.106	34,015,967	(10,575,347)	(8,960,420)	22,306,759	25,055,547
Vehicles	33,857,560	36,966,300	(15,750,855)	(20,796,517)	18,106,705	16,169,783
Leasehold improvements	650,815	786,269	(375,870)	(340,149)	274,945	446,120
Other property, plant and equipment (1)	376.360.341	404,317,216	(265,217,931)	(265,512,424)	111,142,410	138,804,792
Total	1,224,943,255	1,308,585,749	(584,413,383)	(595,510,464)	640,529,872	713,075,285

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at December 31, 2015 and 2014 is detailed as follows:

Other property, plant and equipment	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bottles	67,110,520	62,769,011
Marketing and promotional assets	38,061,595	66,444,241
Other property, plant and equipment	5,970,295	9,591,540
Total	111,142, 410	138,804,792

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.

Paraguay              : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2015 and 2014:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	111,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)
Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)
Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  December 31, 2015 and  2014 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	4,417,016	5,629,383
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	177,329	359,933
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	14,873	4,847
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	1,282	290
		Total			4,610,500	5,994,453

12.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,732	24,752

		Total			14,732	24,752

12.2           Accounts payable:

12.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	13,394,625	13,482,012
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	12,765,952	14,076,916
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	7,614,888	10,356,646
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	6,824,553	5,831,334
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,534,367	6,281,874
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	2,194,644	5,354,145
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	323,798	583,862

		Total			48,652,827	55,966,789

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,718,878
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian real	537,948

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Executive wages, salaries and benefits	6,412,238	5,296,344
Director allowances	1,512,000	1,512,000
Contract termination benefits	192,920	327,000
Accrued benefits during the last five years and paid during the period	257,683	1,030,990
Total	8,374,841	8,166,334

NOTE 13 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Accrued vacations	18,025,589	17,363,565
Employee remuneration payable	13,765,170	10,383,180
Indemnities for years of service	8,230,030	8,125,107
Total	40,020,789	35,871,852

	ThCh$	ThCh$
Current	31,790,759	27,746,745
Non-current	8,230,030	8,125,107
Total	40,020,789	35,871,852

13.1                        Indemnities for years of service

This item represents post employment benefits which are determined as stated in Note 2.17.

The movements of post-employment benefits for the periods ended December 31, 2015 and 2014 are detailed as follows:

Movements	12.31.2015	12.31.2014
	ThCh$	ThCh$
Opening balance	8,125,107	8,758,111
Service costs	2,022,010	1,385,620
Interest costs	192,145	199,314
Net actuarial losses	901,171	342,990
Benefits paid	(3,010,403)	(2,560,928)
Total	8,230,030	8,125,107

13.1.1                       Assumptions

The actuarial assumptions used at December 31, 2015 and 2014 were:

Assumptions	12.31.2015	12.31.2014

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

13.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Wages and salaries	230,854,998	197,343,949
Employee benefits	48,977,105	47,424,162
Severance and post-employment benefits	6,217,204	7,154,581
Other personnel expenses	10,561,935	12,721,326
Total	296,611,242	264,644,018

13.3                                 Number of Employees

	12.31.2015	12.31.2014
Number of employees	16,525	16,486
Number of average employees	15,504	16,053

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2015	12.31.2014	12.31.2015	12.31.2014
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,793,783	17,684,657	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	12,393,777	14,910,530	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,106,733	1,276,042	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	231,183	238,647	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	22,665,070	31,940,337	40.00%	40.00%

	Total			54,190,546	66,050,213

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

14.2                        Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended December 31, 2015 and 2014:

Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Opening Balance	66,050,213	68,673,399
Dividends received	(1,250,000)	(1,590,674)
Variation of minimum dividends from equity investees	(217,750)	149,938
Share in operating income	(1,613,839)	2,169,272
Unrealized income	85,266	85,266
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	—	(4,194,955)
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	915,070	—
Deferred tax effect resulting from change in related tax rate in associate	—	(438,347)
Increase (Decrease) due to foreign currency translation differences	(9,778,414)	1,196,314
Ending Balance	54,190,546	66,050,213

The main movements for the periods ended 2015 and 2014 are detailed as follows:

•             During the year ended December 31, 2015, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,250,000 ( ThCh$ 760,037 at December 31, 2014).

•             During 2015 Sorocaba Refrescos S.A. has not distributed dividends. During 2014 it distributed ThCh$830,637 in dividends.

•             In October 2015 Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$915,070.

•             In October 2014, Rio de Janeiro Refrescos Ltda. sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda. for ThCh$4,495,771 generating ThCh$300,816 in earnings which was recognized as a credit in the company’s profit and loss statement.

14.3              Reconciliation of share of profit in investments in associates:

Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	(1,613,839)	2,169,272

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(799,256)	(625,222)
Amortization of value in CMF S. A	85,266	85,266
Income Statement Balance	(2,327,829)	1,629,316

14.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2015:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	63,174,016	72,465,279	9,777,084	577,957	311,121,542
Total liabilities	26,648,521	25,567,640	34	—	170,593,004
Total revenue	48,551,553	44,380,315	737,361	—	1,454,265,468
Net income of associate	2,983,219	(2,608,333)	737,361	574,320	(5,620,076)

Reporting date	12/31/2015	11/30/2015	11/30/2015	11/30/2015	11/30/2015

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2015			December 31, 2014
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	658,625,624	—	658,625,624	719,385,108	—	719,385,108
Software	22,378,687	(15,814,299)	6,564,388	22,591,363	(14,242,229)	8,349,134
Water rights	536,940	(60,297)	476,643	521,234	(74,197)	447,037
Total	681,541,251	(15,874,596)	665,666,655	742,497,705	(14,316,426)	728,181,279

(1)  They correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as permanent contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization:

	12.31.2015	12.31.2014
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,727	300,305,727
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	183,687,154	230,712,143
Paraguay	173,304,596	186,636,782
Argentina (North and South)	1,328,147	1,730,456
Total	658,625,624	719,385,108

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2015 and December 31, 2014:

	December 31, 2015				December 31, 2014
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	719,385,108	447,037	8,349,134	728,181,279	691,355,453	453,737	8,797,302	700,606,492
Increase due to acquisitions	—	—	1,191,200	1,191,200	—	—	3,191,059	3,191,059
Additions	—	(6,394)	(2,681,923)	(2,688,317)	—	(4,365)	(3,048,607)	(3,052,972)
Amortization	(60.759.485)	36,000	(294,022)	(61,017,507)	28,029,655	(2,335)	(590,620)	27,436,700
Other increases (decreases)(1)	658,625,623	476,643	6,564,389	665,666,655	719,385,108	447,037	8,349,134	728,181,279

(1)     Corresponde principalmente  a la actualización por efecto de conversión de los derechos de distribución de filiales extranjeras.

15.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

15.2.1              Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, should there be signs of impairment.  These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil; the investment in the associate Sorocaba

•                  Brazil: the investment in the associate Leão Alimentos S.A.

•                  Paraguay

To check if goodwill has suffered an impairment loss, the company compares the book value of same with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU management considers the discounted cash flow method as the most appropriate method.

15.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2014 was estimated with the Capital Asset Pricing Model which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2015	2014
Argentina	34,1%	32,8%
Chile	7,7%	7,2%
Brazil	11,6%	10,7%
Paraguay	11,5%	12,4%

Management carried out the annual goodwill impairment test as of December 31, 2015 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which fluctuates between 1.5% and 3% for the soft drinks category and between 6% and 7% for the less developed categories such as juices and waters. Perpetuity growth rates between 2% and 3% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections are the discount rates applied in determining the net present value of the projected flows, sales volume, sale prices and growth of unit variable cost vs. fixed cost.

The variables of greater sensitivity in these projections are the discount rates applied in determining the net present value of the projected flows, sales volume, sale prices and growth of unit variable cost vs. fixed cost. For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  Annual volume variation: corresponds to an increase or decrease of 1 percentage point of total annual volume. This variation is applied for every year.

•                  Price variation: corresponds to an increase or decrease of 1 percentage point of the real price of each product. This variation is applied only during the first year, with which prices for every year are adjusted by 1 percentage point.

•                  Fixed costs variation: it assumes which fixed costs (labor and other fixed expenses) have greater or lesser correlation with volume variation, for example 10 percentage points higher means that the fixed cost has less correlation with volume.

•                  Discount rate: corresponds to an increase or decrease of 50 bps in the discount rate of future flows.

15.2.3              Conclusions

As a result of the annual test, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets, even for sensitivity calculations to which it was submitted.

15.2.4 Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Year ended December 31, 2015

Operating segment	01.01.2015	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

Year ended December 31, 2014

Operating segment	01.01.2014	Additions	Disposals or impairments		Foreign currency translation differences where functional currency is different from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Chilean operation	8,522,488	—	(19,465)		—	8,503,023
Brazilian operation	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Argentine operation	11,404,496	—	—		(1,345,771)	10,058,725
Paraguayan operation	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

(1) Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga, in accordance to what has been described in Note 3 “Business Combinations”.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	23,990,783	41,675,933
Bonds payable	19,236,780	17,623,883
Deposits in guarantee	16,247,026	15,982,913
Derivative contract obligations (see note 21)	107,428	4,431,484
Leasing agreements	2,635,671	3,688,227
Total	62,217,688	83,402,440

Non-current	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	30,237,950	46,414,771
Bonds payable	718,004,190	657,220,248
Derivative contract obligations (see note 21)	17,057,204	22,981,421
Leasing agreements	765,299,344	726,616,440

The fair value of the aforementioned financial liabilities is presented below:

Currrent	Book Value 12.31.2015	Fair Value 12.31.2015	Book Value 12.31.2014	Fair Value 12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	23,990,783	23,928,084	41,675,933	42,604,758
Bonds Payable (2)	19,236,780	20,732,412	17,623,883	18,852,764
Deposits in guarantee (3)	16,247,026	16,247,026	15,982,913	15,982,913
Derivative contract obligations (see note 21)	107,428	107,428	4,431,484	4,431,484
Leasing agreements (3)	2,635,671	2,635,671	3,688,227	3,688,227
Total	62,217,688	63,650,621	83,402,440	85,560,146

Non-current	12.31.2015	12.31.2015	12.31.2014	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	30,237,950	24,678,828	46,414,771	41,861,984
Bonds Payable (2)	718,004,190	765,111,961	657,220,248	701,322,386
Leasing agreements (3)	17,057,204	17,057,204	22,981,421	22,981,421
Total	765,299,344	806,847,993	726,616,440	766,165,791

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2015	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	—	—	—	9,633
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	5.00%	5.00%	—	—	—	205,000
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	—	214,927	214,927	211,137
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Chilean pesos	Semiannually	3.43%	3.43%	—	275,268	275,268	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	129,023	130,704	259,727	658,980
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	144,740	302,556	447,296	748,896
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	38,830	76,970	115,800	201,332
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	—	—	—	853,102
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	—	—	—	4,587,880
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	60,916	181,534	242,450	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	—	—	—	60,977
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	271,561	501,033	772,594	1,390,819
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	43,502	131,386	174,888	198,950
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	61,567	60,560	122,127	319,284
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	40,640	123,925	164,565	186,837
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	—	—	—	210,727
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	105,037	32,336	137,373	545,149
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	28.00%	28.00%	—	—	—	5,080,638
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	62,056	185,165	247,221	317,750
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	62,056	185,165	247,221	317,750
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	30.25%	30.25%	—	—	—	453,690
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	—	—	—	316,153
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brasil	Brazilian real	Monthly	9.40%	9.40%	—	—	—	65,788
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brasil	Dollars	Semiannually	2.992%	2.992%	—	12,817,824	12,817,824	16,118,096
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brasil	Brazilian real	Monthly	7.15%	7.15%	172,746	824,554	997,300	440,866
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brasil	Brazilian real	Quarterly	3.86%	3.86	172,048	181,868	353,916	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brasil	Brazilian real	Monthly	4.50%	4.50%	—	—	—	603,278
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brasil	Brazilian real	Quarterly	4.50%	4.50%	658,705	1,865,061	2,523,766	3,376,088
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brasil	Brazilian real	Monthly	6.63%	6.63%	984,440	2,892,080	3,876,520	4,197,133
Total												23,990,783	41,675,933

(1)       The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

16.1.2  Bank obligations, non-current December 31, 2015

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Reales	Monthly	6.63%	6.63%	3,323,725	1,258,291	466,032	413,519	—	5,461,567
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Reales	Monthly	7.15%	7.15%	776,263	672,484	493,743	431,272	—	2,373,762
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.992%	2.992%	12,681,431	—	—	—	—	12,681,431
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Reales	Monthly	4.50%	4.50%	2,020,483	2,020,483	2,020,483	2,020,480	—	8,081,929
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Pesos argentinos	Monthly	15.25%	15.25%	44,560	—	—	—	—	44,560
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Pesos argentinos	Monthly	15.25%	15.25%	50,970	—	—	—	—	50,970
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Pesos chilenos	Semiannually	4.29%	4.29%	1,543,731	—	—	—	—	1,543,731

Total															30,237,950

16.1.2  Bank obligations, non-current December 31,2014

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	4,169,265	3,582,205	1,133,230	65,787	—	8,950,487
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilian real	Monthly	7.15%	7.15%	476,272	310,662	158,529	117,869	—	1,063,332
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.992%	2.992%	8,280,509	8,280,509	—	—	—	16,561,018
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	428,302	—	—	—	—	428,302
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	3,327,965	3,157,786	3,131,517	3,131,517	820,546	13,569,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	581,022	—	—	—	—	581,022
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	150,428	—	—	—	—	150,428
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	175,174	—	—	—	—	175,174
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	988,071	—	—	—	—	988,071
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	326,400	—	—	—	—	326,400
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	269,432	—	—	—	—	269,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	157,737	—	—	—	—	157,737
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	290,509	—	—	—	—	290,509
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	315,363	—	—	—	—	315,363
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	1,949,555	—	—	—	—	1,949,555
Total															46,414,771

(1) The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

16.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	20,172,356	18,457,970	723,191,154	662,420,327	743,363,510	680,878,297
Expenses of bond issuance and discounts on placement	(935,576)	(834,087)	(5,186,964)	(5,200,079)	(6,122,540)	(6,034,166)
Net balance presented in statement of financial position	19,236,780	17,623,883	718,004,190	657,220,248	737,240,970	674,844,131

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	12.31.2015	12.31.2014
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	500,000	UF	3.0%	08-15-2017	Semiannually	02-15-2016	6,550,372	6,363,030
SVS Registration N°254 SVS 06.13.2001	B	2,723,745	UF	6.5%	06-01-2026	Semiannually	06-01-2016	5,213,755	4,749,263
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	571,003	548,679
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	333,479	284,837
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	1,447,249	1,236,149
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	952,223	914,996
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	5,104,275	4,361,016
Total current portion								20,172,356	18,457,970

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	500,000	UF	3.0%	08-15-2017	Semiannually	02-15-2017	6,407,273	12,313,550
SVS Registration N°254 SVS 06.13.2001	B	2,723,745	UF	6.5%	06-01-2026	Semiannually	06-01-2017	64,965,518	67,077,946
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-16-2021	38,443,635	36,940,650
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	25,629,090	24,662,705
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	102,516,360	98,662,919
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	76,887,278	73,881,307
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	408,342,000	348,881,250
Total non-current portion								723,191,154	662,420,327

Accrued interest included in the current portion of bonds totaled ThCh$8,923,499 and ThCh$8,122,961 at December 31, 2015 and 2014, respectively.

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	12-31-2015
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	6,407,273	—	—	—	6,407,273
SVS Registration N°254 06.13.2001	B	5,156,294	5,491,452	5,848,396	48,469,376	64,965,518
SVS Registration N°641 08.23.2010	C	—	—	—	38,443,635	38,443,635
SVS Registration N°759 08.20.2013	C	6,407,273	6,407,273	6,407,273	6,407,271	25,629,090
SVS Registration N°760 08.20.2013	D	—	—	—	102,516,360	102,516,360
SVS Registration N°760 04.02.2014	E	—	—	—	76,887,278	76,887,278
Bonds USA	—	—	—	—	408,342,000	408,342,000
		17,970,840	11,898,725	12,255,669	681,065,920	723,191,154

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2015:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2015 is the following:

BBB	:	Standard&Poors rating
BBB+	:	Fitch Chile Clasificadora de Riesgo Limitada rating.

16.2.5                       Restrictions

16.2.5.1    Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2    Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of December 31, 2015 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of December 31, 2015 is UF2,724 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

•             Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2015, Indebtedness Level is 0.76 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Total Consolidated Equity	851,534,300

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other

Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

As of December 31, 2015, this index is 1.64 times

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

Restrictions regarding bond lines registered in the Securities Registrered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of December 31, 2015, the balance of outstanding capital is UF 0.5 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2015, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.  To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2015, Net Financial Debt was 0.50 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	129,160,939
Other current financial assets	87,491,931
Other non-current financial assets	181,491,527
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
Total Consolidated Equity	851,534,300

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities refers to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2015, this index is 1.64 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2015 Net Financial Coverage level is 6.46 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Consolidated Ebitda between January 1 and December 31, 2015	294,245,756
Consolidated financial income between January 1 and December 31, 2015	10,118,375
Consolidated financial expenses between January 1 and December 31, 2015	55,669,217

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of December 31, 2015, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2015 is UF 1.0 million.

•             Series D and E outstanding at December 31, 2015 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at December 31, 2015 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2015, Indebtedness Level is 0.50 times of Consolidated Equity

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	129,160,939
Other current financial assets	87,491,931
Other non-current financial assets (hedge derivatives)	181,474,306
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
Total Consolidated Equity	851,534,300

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

As of December 31, 2015, this index is 1.64 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2015 and 2014, the Company complies with all financial collaterals.

16.2.6                       Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On December 31, 2015 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

16.3.1                       Derivative contract obligations.

Please see details in Note 21.

16.4.1                      Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nomina	Up to	90 fays to	at	at
Name	Country	Tax,ID	Name	Country	Currency	type	rate	rate	90 days	1 year	12.31.2015	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	306,220	738,064	1,044,284	1,736,508
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	266,709	513,539	780,248	655,131
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	120,287	292,005	412,292	605,105
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	49,611	148,832	198,443	369,895
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	31,525	71,619	103,144	247,844
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	23,237	74,023	97,260	73,744

Total											2,635,671	3,688,227

16.4.2  Non- Current liabilities for leasing agreements December 31, 2015

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	1,940,324	2,799,686	—	—	10,457,637	15,197,647
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	437,913	84,568	—	—	—	522,481
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	327,205	—	—	—	—	327,205
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	269,316	245,255	—	—	—	514,571
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	7,226	—	—	—	—	7,226
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	488,074	—	—	—	—	488,074

													Total	17,057,204

16.4.2  Non-Current liabilities for leasing agreements December 31, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	479,460	—	—	—	—	479,460
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	18,881	—	—	—	—	18,881
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	1,945,291	1,945,291	1,945,291	1,945,291	11,939,924	19,721,088
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	43,401	—	—	—	—	43,401
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	125,635	—	—	—	—	125,635
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	786,477	—	—	—	—	786,477
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,306,378	—	—	—	—	1,306,378
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	500,101	—	—	—	—	500,101

													Total	22,981,421

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2015	12.31.2014
	ThCh$	ThCh$
Trade accounts payable	167,492,719	172,506,301
Withholdings tax	35,009,855	47,459,313
Accounts payable Inamar Ltda. (1)	7,784,836	—
Others	11,542,182	9,429,932
Total	221,829,592	229,395,546

Current	212,526,368	228,179,112
Non-current	9,303,224	1,216,434
Total	221,829,592	229,395,546

b)                            The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

12.31.2015
ThCh$
Maturity within one year	6,602,883
Maturity long-term	2,064,377
Total	8,667,260

Total expenses related to operating leases maintained by the Company as of December 31, 2015 and 2014 amounted to ThCh$6,604,204 and ThCh$4,915,222 respectively.

(1)         On December 3, 2015 land was purchased from Industrias Metalurgicas Inamar Ltda. For an amount of ThCh$ 17,292,040 equivalent to 675,000 UFs, of which there is a balance payable of ThCh$7,784,836 equivalent to 303.750 UFs. Such balance payable has a maturity of one installment in 30 more months. To guarantee the payment of this obligation the land has been mortgaged to Industrias Metalurgicas Inamar Ltda.

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1           Balances

The balances of provisions recorded by the Company at December 31, 2015 and 2014 are detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Litigation (1)	64,301,817	77,812,345
Total	64,301,817	77,812,345

Current	326,093	365,832
Non-current	63,975,724	77,446,513
Total	64,301,817	77,812,345

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2015	12.31.2014
	ThCh$	ThCh$

Tax Contingencies	54,208,233	68,750,633
Labor Contingencies	5,774,453	4,671,795
Civil Contingencies	4,319,131	4,389,917
Total	64,301,817	77,812,345

18.2           Movements

Movement of provisions is detailed as follows:

	12.31.2015			12.31.2014
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,345	—	77,812,345	77,812,294	—	77,812,294

Additional provisions	243,330	—	243,330	—	—	—
Increase (decrease) in existing provisions	1,893,402	—	1,893,402	1,064,399	—	1,064,399
Payments	343,359	—	343,359	(2,403,975)	—	(2,403,975)
Reverse unused provision	(182,670)	—	(182,670)	—	—	—
Increase (decrease) due to foreign exchange differences	(15,807,949)	—	(15,807,949)	1,339,627	—	1,339,627
Total	64,301,817	—	64,301,817	77,812,345	—	77,812,345

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Minimum Dividend	—	695,729
Dividend payable	17,093,596	9,164,842
Other	714,538	2,192,222
Total	17,808,134	12,052,793

Current	17,565,643	11,620,303
Non-current	242,491	432,490
Total	17,808,134	12,052,793

NOTE 20 —   EQUITY

20.1           Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,737,574 as of December 31, 2014 and 2013. The distribution and classification is detailed as follows:

20.1.1        Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2015	2014	2015	2014	2015	2014
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2 Equity:

	Subscribed Capital		Paid-in capital
Series	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2              Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the General Shareholders’ Meeting held in April 2015, the shareholders agreed to pay a final dividend charged to earnings for the year 2014 to complete the 30% required by Chile’s Corporation’s Law, which was paid in August 2015.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 8,893,477 have been realized at December 31, 2015 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2015	Amount of accumulated earnings at 12.31.2015
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,665,431)	3,134,953
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,264,615	6,917,916
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(578,547)	368,256
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,391,061	(53,899)
Total		19,260,703	(8,893,477)	10,367,226

The dividends declared and paid during 2015 and 2014 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2014	May	Additional	Retained Earnings	12,37	13,61
2014	May	Final	2013	1,46	1,61
2014	August	Additional	Retained Earnings	12,37	13,61
2014	October	Interim	2014	13,10	14,41
2015	January	Interim	2014	9,00	9,90
2015	May	Final	2014	15,00	16,50
2015	August	Additional	Retained Earnings	15,00	16,50
2015	October	Interim	2015	15,00	16,50
2015	December (*)	Interim	2015	17,00	18,70

(*)As of December 31, 2015 this dividend is yet to be paid and in accordance to the agreements of the Board of Directors held during December 2015, will be available to shareholders beginning January 28, 2016.

20.3                                 Reserves

The balance of other reserves include the following:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(167,447,157)	(53,285,698)
Cash flow hedge reserve	27,087,214	6,125,615
Reserve for employee benefit actuarial gains or losses	(1,796,285)	(1,237,993)
Legal and statutory reserves	5,435,538	5,435,538
Total	284,980,830	378,738,982

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A..

20.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009.

20.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Brazil	(88,444,294)	(30,861,504)
Argentina	(84,913,998)	(56,273,418)
Paraguay	21,728,456	41,657,749
Exchange rate differences in related companies	(15,817,321)	(7,808,525)
Total	(167,447,157)	(53,285,698)

The movement of this reserve for the fiscal periods ended December 31, 2015 and 2014 respectively is detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Brazil	(57,582,790)	5,264,204
Argentina	(28,640,580)	(10,185,483)
Paraguay	(19,929,293)	33,070,967
Exchange rate differences in related companies	(8,008,796)	92,325
Total	(114,161,459)	28,242,013

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2015 are as follow:

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Details	2015	2015	2015
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	14,484	5,262
Andina Empaques Argentina S.A.	0.0209	2,220	798
Paraguay Refrescos S.A.	2.1697	5,522,797	406,211
Vital S.A.	35.0000	8,891,548	(4,556)
Vital Aguas S.A.	33.5000	1,967,652	50,933
Envases Central S.A.	40.7300	4,661,764	(224,206)
Total		21,060,465	234,442

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,840,108	46,023,376	87,863,484
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	88.40	97.24	92.82

	12.31.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	35,948,035	39,542,200	75,490,235
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	75.95	83.55	79.75

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at December 31, 2015 and 2014:

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of December 31, 2015, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 35,714, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$13,463,222 at December 31, 2015 which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, the excess value of the derivative above the hedged items of ThCh$ 959,012 (ThCh$ 639,447 in 2014) has been recognized within other equity reserves as of December 31, 2015. The amount of income recognized in results for financial liabilities in US Dollars  that  were  neutralized  by  the  recycling  of  derivative  contracts from equity amounted to ThCh$ 6,238,586 at December 31, 2015 (ThCh$ 1,632,629 at December 31, 2014).

b)     Cross Currency Swaps associated with US Bonds

At December 31, 2015, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$168,011,084 at December 31, 2015, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$26,128,202 has been recognized within other equity reserves as of December 31, 2015. The ineffective portion amount of ThCh$4,698,187 (ThCh$5,995,530 at December 31, 2014) associated with this hedge was recorded in other gains and losses.

The amount of net earnings recognized in income for financial liabilities in U.S. dollars and those declared as effective that were neutralized by the recycling of capital derivative contracts amounted to ThCh$71,749,245 (ThCh$16,427,083 in 2014).

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the years 2014 and 2015. The total amount of outstanding forward contracts were US$0.15 million at December 31, 2015 (US$125.1 million at December 31, 2014). These agreements were recorded at fair value, resulting in a net gains of ThCh$292,015 for the period ended December 31, 2015 (net gains of ThCh$ 196,009 at December 31, 2014). The fair value of these derivative contracts is a liability of ThCh$ 107,428 at December 31, 2015 (assets of ThCh$2,871,333 and liabilities of ThCh$4,431,484 at December 31, 2014). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date, as of December 31, 2015, there are no pending balances for recycling to net income.  Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$181,474,306 and liabilities to ThCh$107,428 at December 31, 2015 (assets for ThCh$53,878,573 and liabilities for ThCh$4,431,484 at December 31, 2014). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended  December 31, 2015, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Other non-current financial assets	—	181,474,306	—	181,474,306
Total assets	—	181,474,306	—	181,474,306
Liabilities
Current liabilities
Other current financial liabilities	—	107,428	—	107,428
Total liabilities	—	107,428	—	107,428

	Fair Value Measurements at December, 31 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,871,333	—	2,871,333
Other non-current financial assets	—	51,007,240	—	51,007,240
Total assets	—	53,878,573	—	53,878,573
Liabilities
Current liabilities
Other current financial liabilities	—	4,431,484	—	4,431,484
Total liabilities	—	4,431,484	—	4,431,484

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                    Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1) Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,467,587. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$699,625 to guaranty judicial liabilities.

2) Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$62,570,819. anagement considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of Decemberr 31, 2015 and 2014 amounted to ThCh$86,364,210 and ThCh$113,574,536 respectively.

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2015, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$499,421,531, with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, a counter-warranty agreement was executed with these same financial institutions and insurance companies, whereby Rio de Janeiro Refrescos Ltda. promises to pay back to them any amounts disbursed by the financial institutions and Insurance Companies to the government, should there be an unfavorable trial resolution.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,754,218, was resolved in favor of the Company, however, there are new law suits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$303,518,513.  These law suits include amounts originally demanded plus accrued adjustments to date.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. Pursuant to this criteria and despite that contingencies exist that are catalogued as possible in the amount of R$1,169,888,014 a provision has been generated from accounting joint ventures in the amount of R$201,880,601 equivalent to ThCh$36,715,716.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 96.5 million equivalent to ThCh$ 17,547,397.

3) Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$263,411. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted December 31, 2015 and December 31, 2014 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	12.31.2015	12.31.2014
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,292,040	—
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,499,232	15,017,759
Reclamantes ações civiles y tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,929,131	15,817,942
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	6,944,052
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	75,935,847	75,794,783
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,089	1,419
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,634	2,129
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	9,170
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	19,606	25,544
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,168	1,522
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	96,045	385,720
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,316	3,017
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	538,968	979,627
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,862	6,334
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	9,803	12,772
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	30,335	39,524
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	11,297	10,710
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Machinery import	Other current financial assets	47,023	9,924
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	9,508	8,300
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	14,626	17,332
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	943,434
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	1,036,261
Banco HSBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	148,666
Banco Industrial	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	813,969
Banco ICBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	160,501
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	1,729,820

					104,459,738	119,942,227

Guarantees provided without obligation of assets included in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	12.31.2015	12.31.2014
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	639,144	546,075
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	536,315	515,348
Rabdstad Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	640,000
Aduana de Ezeiza	Andina Empaques Argentina S.A.	Subsidiary	Compliance of contract	Surety insurance	235,981	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	575,583	567,285
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,370,025	2,041,360
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	74,198,243	86,750
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	10,450,612	9,632,911
HSBC	Sorocaba Refrescos	Associate	Loan	co-signers	3,637,369	5,162,012
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,234,566	1,246,117

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of December 31, 2015, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 5.0% during the period between  January 1 and December 31, 2015 (instead of 4.07%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$2,220,471.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Credit Risk

Credit risk to which the Company is exposed primarily from accounts receivable trade held with retail customers, wholesale distributors and supermarket chains domestic markets; and financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

Credit risk related to trade receivables is managed and monitored by the Administration and Finance of each business unit. The Company has a broad base of customers who are subject to the policies, procedures and controls established by the Company.  Limits credit are established for all customers based on an internal rating and behaviour payment. The trade accounts receivable outstanding are monitored monthly. Additionally, the Company takes credit insurance that cover substantially balances Debtors Commercial.

The Company estimates that are not necessary additional risk provisions Credit provisions individual and collective determined as of December 31 2015 and 2014. Regarding financial placements, these are made in the highest-rated financial institutions credit of each of the countries in which it operates.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2015, the Company maintains a net investment of ThCh$93,361,632 in Argentina, composed by the recognition of assets amounting to ThCh$213,255,949 and liabilities amounting to ThCh$119,894,317. These investments reported 33.4% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Argentine peso devalued 23.2% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,625,272 and decrease in equity of ThCh$3,130,550, originated by lower asset recognition of ThCh$8,287,291 and by lower liabilities recognition of ThCh$5,156,741.

a.2 Investment in Brazil

As of December 31, 2015, the Company maintains a net investment of ThCh$232,051,982 in Brazil, composed by the recognition of assets amounting to ThCh$777,732,309 and liabilities amounting to ThCh$545,680,327. These investments reported 32.3% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Brazilian Real devaluated 20.4% with respect to the Chilean peso

If the exchange rate of the Brazilian Real devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,517,936 and decrease in equity of ThCh$10,550,913, originated by lower asset recognition of ThCh$23,178,980 and by lower liabilities recognition of ThCh$12,628,067.

a.3 Investment in Paraguay

As of December 31, 2015, the Company maintains a net investment of ThCh$254,537,390 in Paraguay, composed by the recognition of assets amounting to ThCh$293,387,289 and liabilities amounting to ThCh$38,849,900. These investments reported 6.9% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Paraguayan Guarani devaluated 7.1% with respect to the Chilean peso

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$896,581, and  decrease in equity of ThCh$12,221,058 originated by lower asset recognition of ThCh$14,153,122 and lower liabilities recognition of ThCh$1,932,064.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2015, the Company maintains a net liability position totaling ThCh$425,347,228, basically composed of obligations with the public and bank liabilities for ThCh$438,945,530 offset partially by financial assets denominated in dollars for ThCh$13,598,302.

Of total financial liabilities denominated in US dollars, ThCh$25,499,255 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$413,446,275 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2015 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$10,038,822.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. As of December 31, 2015 there are no hedge agreements for future dollar purchases.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$10,905,763 as of  December 31, 2015. Currently, the Company has contracts to hedge this effect in Argentina, Brazil and Chile.

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended December 31, 2015 of approximately ThCh$6,326,712. To minimize the risk often supply contracts and anticipated purchases are made when market conditions warrant.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of December 31, 2015:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 years up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	24,591,989	20,027,145	4,671,470	3,216,844	3,397,764
Bonds payable	45,517,624	51,678,519	44,905,830	44,683,510	880,189,651
Operating lease obligations	10,338,214	3,646,445	2,719,674	2,103,210	14,723,714
Purchase obligations	158,942,337	63,211,521	12,058,315	8,271,526	60,000,306
Total	239,390,164	138,563,630	64,355,289	58,275,090	958,311,435

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2015	01.01.2014
Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Direct production costs	841,498,727	841,172,891
Payroll and employee benefits	296,611,242	264,644,018
Transportation and distribution	181,481,242	172,927,314
Marketing	43,676,871	48,109,609
Depreciation and amortization	100,632,332	102,966,925
Repairs and maintenance	33,732,510	34,374,318
Other expenses	164,164,860	146,232,108
Total	1,661,797,784	1,610,427,183

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2015	01.01.2014
Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Earnings from sale of ownership interest in Leao Junior	—	300,816
Gain on disposal of property, plant and equipment	233,255	2,533,546
Others	238,314	1,136,259
Total	471,569	3,970,621

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2015	01.01.2014
Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Tax on bank debits	8,219,046	6,130,568
Contingencies and associated fees	8,866,661	3,502,207
Disposal and write-off of property, plant and equipment	3,979,594	5,812,123
Donations	214,856	2,034,119
Others	702,891	1,112,254
Total	21,983,048	18,591,271

NOTE 27 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2015	01.01.2014
Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Interest income	9,175,522	7,770,198
Other interest income	942,853	885,425
Total	10,118,375	8,655,623

a)             Finance expenses

	01.01.2015	01.01.2014
Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bond interest	42,096,039	44,917,601
Bank loan interest	8,115,445	15,029,145
Other interest costs	5,457,733	5,134,685
Total	55,669,217	65,081,431

NOTE 28 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2015	01.01.2014
Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Gains (loss) on derivative transactions raw materials	(1,620,304)	196,009
Losses on ineffective portion of hedge derivatives (see note 21 b)	(4,698,187)	(5,995,530)
Previous year allownace reversals	—	1,411,030
Other income and (expenses)	17,370	(3,614)
Total	(6,301,121)	(4,392,105)

NOTE 29 —  THE ENVIRONMENT  (unaudited)

The Company has made disbursements totaling ThCh$2,402,749 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Year ended 2015		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	to be Recorded as Expenses	to be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	868,113	—	—	—
Argentina	601,537	715	245,048	—
Brazil	483,228	17,973	114,667	—
Paraguay	86,788	344,395	—	—
Total	2,039,666	363,083	359,715	—

NOTE 30 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows:

Description	2015	2014
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	986,827	755,423

NOTE 31 —  SUBSEQUENT EVENTS

During a regular session held today, the Board of Directors of Embotelladora Andina S.A. agreed to incorporate a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”).

The capital of Coca-Cola Del Valle will be Ch$10,000,000. 35% of which will be contributed by Embotelladora Andina S.A., 15% by Embonor S.A. and 50% by Coca-Cola de Chile S.A.  The main corporate purpose of Coca-Cola Del Valle will be the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

There are no other subsequent events that may significantly impact the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, March 9, 2016